Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.
RATIOS OF EARNINGS TO FIXED CHARGES
For the Year Ended December 31,
(Dollars in Thousands)

	2006	2005 (As Restated)	2004	2003 (As Restated)	2002 (As Restated)
EARNINGS:
Income (loss) before income taxes and minority Interest	$323,338	$1,107,135	$(392,884)	$(527,591)	$(1,574,565)
Add (deduct):
Earnings on equity method investments	(95,170)	(68,039)	(65,303)	(51,516)	(43,799)
Distributions from unconsolidated entities	78,248	52,624	49,088	45,534	31,328
Minority interest in pre-tax income of subsidiaries that do not have fixed charges	(13,571)	(9,631)	(10,682)	(11,830)	(15,940)
	292,845	1,082,089	(419,781)	(545,403)	(1,602,976)

Add fixed charges:
Consolidated interest expense	234,543	216,021	198,706	188,069	157,034
Interest portion (1/3) of consolidated rent expense	42,187	40,919	37,207	29,620	28,696
	$569,575	$1,339,029	$(183,868)	$(327,714)	$(1,417,246)

FIXED CHARGES:
Consolidated interest expense	$234,543	$216,021	$198,706	$188,069	$157,034
Capitalized interest	494	—	—	—	—
Interest portion (1/3) of consolidated rent expense	42,187	40,919	37,207	29,620	28,696
	$277,224	$256,940	$235,913	$217,689	$185,730
RATIO OF EARNINGS TO FIXED CHARGES	2.05	5.21	— (a)	— (b)	— (c)
Tax-effected preferred dividends	$259	$312	$255	$705	$665
Fixed charges	277,224	256,940	235,913	217,689	185,730
Fixed charges and preferred dividends	$277,483	$257,252	$236,168	$218,394	$186,395
RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED DIVIDENDS	2.05	5.21	— (a)	— (b)	— (c)

(a)          Earnings for the year ended December 31, 2004 were insufficient to cover fixed charges by $419.8 million and fixed charges and preferred dividends of $420.0 million. TDS recognized a pre-tax $519.0 million loss on a fair value adjustment related to derivative instruments for the year ended December 31, 2004.

(b)         Earnings for the year ended December 31, 2003 were insufficient to cover fixed charges by $545.4 million and fixed charges and preferred dividends by $546.1 million. TDS recognized a pre-tax $297.1 million loss on a fair value adjustment related to derivative instruments for the year ended December 31, 2003.

(c)          Earnings for the year ended December 31, 2002 were insufficient to cover fixed charges by $1,603.0 million and fixed charges and preferred dividends by $1,603.8 million. In the year ended December 31, 2002, TDS recognized a pre-tax loss on marketable securities and other investments of $1,888.4 million as a result of management’s determination that unrealized losses with respect to the investments were other than temporary and the write-off of a note receivable.